UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Vocera Communications, Inc.

(Name of Subject Company)

Vocera Communications, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0003 per share

(Title of Class of Securities)

92857F 10 7

(CUSIP Number of Class of Securities)

Brent D. Lang

Chief Executive Officer and Chairman of the Board

Vocera Communications, Inc.

525 Race Street

San Jose, California 95126

(408) 882-5100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Amanda Rose, Esq. Kris Withrow, Esq. Scott Behar, Esq. Steven Jean, Esq. Fenwick & West LLP 555 California Street, 12th Floor San Francisco, California 94104 (415) 875-2300	Doug Carlen General Counsel Vocera Communications, Inc. 525 Race Street San Jose, California 95126 (408) 882-5100

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vocera Communications, Inc., a Delaware corporation (“Vocera”), with the Securities and Exchange Commission on January 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”), relating to the offer by Voice Merger Sub Corp. (“Purchaser”), a Delaware corporation and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Stryker”), to purchase all of the outstanding shares of Vocera’s common stock, par value $0.0003 per share (the “Shares”) at a purchase price of $79.25 per Share, net to the holder in cash, without interest, and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of January 6, 2022, among Stryker, Purchaser and Vocera (as it may be amended from time to time, the “Merger Agreement”), the Offer to Purchase, dated January 25, 2022 and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

The section of Item 3 of the Schedule 14D-9 entitled “Past Contacts, Transactions, Negotiations and Agreements—Non-Compete Agreements” is hereby amended as follows:

The following disclosure replaces the heading entitled “Non-Compete Agreements” on page 5 and the paragraph that follows:

Restrictive Covenant and Compensation Recovery Agreements

On February 8, 2022, Stryker and each of Brent D. Lang, Vocera’s Chief Executive Officer, Paul T. Johnson, Vocera’s Chief Commercial Officer, Douglas A. Carlen, Vocera’s General Counsel, and Steven J. Anheier, Vocera’s Chief Financial Officer (each, a “Restricted Executive”) entered into a Restrictive Covenant and Compensation Recovery Agreement (each, a “Restrictive Covenant Agreement”). Each Restrictive Covenant Agreement requires that each Restricted Executive, for a period of three (3) years following the date upon which the Merger is consummated (the “Closing Date”): (i) not compete, directly or indirectly, with Vocera’s business as it exists as of the Closing Date, (ii) not solicit certain employees and independent contractors of Vocera and (iii) not solicit the business of certain current, prospective of past customers of Vocera. Certain violations by a Restricted Executive of the applicable Restrictive Covenant Agreement may require such executive to repay to Stryker a designated amount of the consideration received by the Restricted Executive in connection with the Merger. The Restrictive Covenant Agreements are contingent upon and effective as of the consummation of the Merger. Other than the Restrictive Covenant Agreements, none of the Restricted Executives have entered into any other agreements with Stryker or any of its affiliates.

This summary does not purport to be complete and is qualified in its entirety by reference to the form of Restrictive Covenant Agreement filed as Exhibit (e)(13) hereto and incorporated herein by reference.

Item 4. The Solicitation or Recommendation

The section of Item 4 of the Schedule 14D-9 entitled “Background of the Merger Agreement; Reasons for Recommendation—Background of the Merger Agreement” is hereby amended as follows:

The second to last paragraph on page 17 is amended and restated as follows (new language underlined):

From 2015 to 2020, as the Board was aware, representatives of Vocera and representatives of Stryker met various times to discuss Vocera’s business, as well as business development and other strategic opportunities. As described below, and as the Board was aware, these meetings continued from January through November 2021.

The last paragraph on page 18 (which continues on page 19) is amended and restated as follows (new language underlined):

On November 17, 2021, Mr. Lang sent the Board a status update via email informing the Board that members of Vocera’s management team were continuing to monitor the situation with Party A and provided an update on the outreach by the aforementioned financial advisors. At that time, Mr. Lang formed an informal advisory team with a subset of the Board and members of Vocera’s management team. The advisory team was formed in the interest of administrative ease and to act as a resource to help advise Vocera’s management team through potential strategic discussions, including with respect to the selection of a financial advisor. The team was made up of Board members Mr. Howard Janzen, Vocera’s lead independent director, Mr. John McMullen, the head of the Board audit committee, Mr. Bharat Sundaram, and Mr. Lang and senior leadership members including Mr. Steve Anheier, Vocera’s Chief Financial Officer, Mr. Born, and Mr. Doug Carlen, Vocera’s General Counsel.

The third full paragraph on page 21 is amended and restated as follows (new language underlined; deleted language struck through):

On December 10, 2021, Vocera executed a non-disclosure agreement with Party A. ~~This~~The non-disclosure agreement entered into with Party A, and all of the non-disclosure agreements Vocera entered into with potential acquirers (including Stryker) as described below, included a customary 12- or 18-month standstill provision that generally prohibited the parties receiving Vocera’s confidential information from making public proposals to acquire Vocera or taking similar actions (but permitted such parties to make private, non-public proposals to the Board or senior management of Vocera), a “fallaway” that provided that the standstill provision would terminate on customary events, including upon Vocera’s entry into a definitive sale agreement, and did not contain a provision prohibiting such parties from making any request that Vocera waive the standstill restriction.

The sixth full paragraph on page 21 is amended and restated as follows (deleted language struck through):

On December 12, 2021, Vocera executed a non-disclosure agreement with Stryker. ~~This non-disclosure agreement included a customary standstill provision similar to that agreed with Party A.~~

The eighth full paragraph on page 21 is amended and restated as follows (deleted language struck through):

Between December 12 and December 21~~19~~, 2021, Vocera executed non-disclosure agreements with Party B, Party C, Party D, Party E, and Party F. ~~Each non-disclosure agreement included a customary standstill provision similar to that agreed with Party A and Stryker.~~

The section of Item 4 of the Schedule 14D-9 entitled “Opinion of Vocera’s Financial Advisor—Summary of Evercore’s Financial Analyses—Discounted Cash Flow Analysis” is hereby amended as follows:

The second full paragraph on page 34 is amended and restated as follows (new language underlined):

Evercore performed discounted cash flow analyses of Vocera to calculate the estimated present value of the Unlevered After-tax Free Cash Flow (as defined in “—Management Projections”), that Vocera was forecasted to generate during Vocera’s fiscal years 2022 through 2026 based on the Management Projections. Evercore calculated terminal values for Vocera by (i) applying perpetuity growth rates of 5.0% to 6.0%, which range was selected based on Evercore’s professional judgment and experience, to the Base Case, the Upside Case and the Downside Case 2026 terminal year (the “Terminal Year”) estimates of the Unlevered After-tax Free Cash Flow that Vocera was forecasted to generate based on the Management Projections, and (ii) applying terminal multiples of 15.0x—20.0x, 20.0x—25.0x and 10.0x—15.0x, which ranges were selected based on Evercore’s professional judgment and experience, to Vocera’s estimated Adjusted EBITDA (as set forth in the Management Projections) in the Terminal Year under the Base Case, the Upside Case and the Downside Case. The cash flows and terminal values in each case were then discounted to present value as of December 31, 2021, using discount rates ranging from 8.0% to 9.0%, which were based on an estimate of Vocera’s weighted average cost of capital, and the mid-year cash flow discounting convention to derive ranges of implied enterprise values for Vocera under each of Base Case, the Upside Case and the Downside Case. Evercore estimated Vocera’s weighted average cost of capital based on application of the capital asset pricing model and its professional judgement given the nature of Vocera’s business and its industry. Based on these ranges of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021 (which was 39.4 million assuming consideration of $79.25 per Share in the Transactions), which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

The section of Item 4 of the Schedule 14D-9 entitled “Opinion of Vocera’s Financial Advisor—Summary of Evercore’s Financial Analyses—Selected Public Company Trading Analysis” is hereby amended as follows:

The first paragraph on page 36 is amended and restated as follows (new language underlined):

Based on the multiples it derived for the selected companies and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value / revenue multiples of 8.0x—11.0x and applied this range of multiples to Vocera’s estimated total revenue in calendar year 2021 as set forth in the Management Projections, and (ii) selected a reference range of enterprise value / revenue multiples of 7.0x—9.0x and applied this range of multiples to Vocera’s estimated total revenue in calendar year 2022 under the Base Case, the Upside Case and the Downside Case, in each case as set forth in the Management Projections. Based on this range of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021 (which was 39.4 million assuming consideration of $79.25 per Share in the Transactions), which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

The section of Item 4 of the Schedule 14D-9 entitled “Opinion of Vocera’s Financial Advisor—Summary of Evercore’s Financial Analyses—Selected Transactions Analysis” is hereby amended as follows:

The last paragraph on page 37 is amended and restated as follows (new language underlined):

Based on the multiples it derived from the selected transactions and based on its professional judgment and experience, Evercore (i) selected a reference range of enterprise value to LTM Revenue multiples of 9.0x to10.0x and applied this range of multiples to Vocera’s LTM Revenue as of December 31, 2021, as set forth in the Management Projections, and (ii) selected a reference range of enterprise value to NTM Revenue multiples of 8.0x to 9.0x and applied this range of multiples to the Base Case, the Upside Case and the Downside Case NTM Revenue as of December 31, 2021, as set forth in the Management Projections. Based on this range of implied enterprise values, Vocera’s estimated net cash of $45 million (calculated as cash and cash equivalents, less total debt, which includes the principal amount of convertible debt) as of December 31, 2021, and the number of fully diluted Shares as of December 31, 2021 (which was 39.4 million assuming consideration of $79.25 per Share in the Transactions), which reflects the equity dilution impact of the conversion premium of convertible debt, except any potential impact from Vocera’s capped call transactions, in each case as provided by Vocera’s management, this analysis indicated ranges of implied equity values per Share as shown below, compared to the consideration of $79.25 per Share in the Transactions.

The section of Item 4 of the Schedule 14D-9 entitled “Opinion of Vocera’s Financial Advisor—Summary of Evercore’s Financial Analyses—Equity Research Analyst Price Targets” is hereby amended as follows:

The second paragraph on page 38 is amended and restated as follows (new language underlined; new table inserted):

Evercore reviewed selected public market trading price targets for the Shares prepared and published by equity research analysts that were publicly available as of January 5, 2022, the last full trading day prior to the delivery by Evercore of its opinion to the Board. These price targets reflect analysts’ estimates of the future public market trading price of the Shares at the time the price target was published. As of January 5, 2022, the range of selected equity research analyst price targets per Share was $36.00 to $71.00, as shown below. Public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for the Shares and these target prices and the analysts’ earnings estimates on which they were based are subject to risk and uncertainties, including factors affecting the financial performance of Vocera and future general industry and market conditions.

Equity Research Analyst	Target Price Per Share of Vocera Common Stock
Craig-Hallum	$71.00
Jefferies	$70.00
BTIG	$70.00
Piper Sandler	$68.00
Stephens	$65.00
Morgan Stanley	$60.00
Baird	$60.00
RBC	$51.00
SVB Leerink	$36.00

The section of Item 4 of the Schedule 14D-9 entitled “Management Projections—Cautionary Note About the Management Projections” is hereby amended as follows:

The last paragraph on page 41 is amended and restated as follows (new language underlined):

Certain of the Management Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Management Projections may not be comparable to similarly titled measures used by other companies. Vocera has not provided reconciliations of the non-GAAP Management Projections to the comparable GAAP measure because there are no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. Further, financial measures included in forecasts provided to a financial advisor for use in connection with a business combination transaction are excluded from the definition of non-GAAP financial measures and, therefore, are not subject to SEC rules regarding disclosures of non-GAAP financial measures that would otherwise require a reconciliation. In the view of Vocera’s management, the Management Projections were prepared on a reasonable basis based on the information available to Vocera’s management at the time of their preparation.

Item 8. Additional Information

The section of Item 8 of the Schedule 14D-9 entitled “Regulatory Approvals—U.S. Antitrust Laws” is hereby amended as follows:

The second full paragraph on page 52 is amended and restated as follows (new language underlined):

The FTC and the Antitrust Division may scrutinize the legality under U.S. federal antitrust laws of transactions such as Purchaser’s proposed acquisition of Vocera. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the Transactions by seeking a federal court order enjoining the Transactions or, if Shares have already been acquired, the disposition of those Shares, or the divestiture of substantial assets of Purchaser, Vocera, or any of their respective subsidiaries or affiliates, or seeking other conduct relief. At any time before or after consummation of the Transactions, notwithstanding the early termination or expiration of the applicable waiting period under the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. Stryker filed a Premerger Notification and Report Form on January 21, 2022. Vocera filed a Premerger Notification and Report Form on January 21, 2022. The required waiting period under the HSR Act with respect to the Offer expired at 11:59 p.m., Eastern Time, on February 7, 2022. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.

The section of Item 8 of the Schedule 14D-9 entitled “Certain Litigation” is hereby amended as follows:

The following disclosure is added as a new fourth paragraph to this section (new language underlined):

On February 7, 2022, Jordan Wilson, a purported stockholder of Vocera, filed a complaint against Vocera and each member of the Vocera Board in the United States District Court for the District of Delaware, captioned Jordan Wilson v. Vocera Communications, Inc., et al., Case No. 1:99-mc-09999 (the “Wilson Complaint”). The Wilson Complaint alleges that the defendants violated Sections 14(e) and 14(d) of the Exchange Act, and Rule 14d-9 promulgated thereunder, by misrepresenting and/or omitting material information in the Schedule 14D-9 and that the individual members of the Vocera Board acted as controlling persons of Vocera within the meaning of Section 20(a) of the Exchange Act. The Wilson Complaint seeks, among other things, an order enjoining consummation of the Transactions unless the defendants disclose and disseminate certain information identified in the Wilson Complaint; rescission or rescissory damages in the event the Transactions are consummated; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ fees and experts’ fees.

The foregoing summary does not purport to be complete, but is qualified in its entirety by reference to the as-filed pleading. A copy of the Wilson Complaint is also filed as Exhibit (a)(5)(K) to Amendment No. 2 to Purchaser’s Schedule TO.

The following disclosure is added at the end of the section (new language underlined):

Vocera believes that the claims asserted in the Wilson Complaint, Stein Complaint, Espinoza Complaint and Whitfield Complaint (collectively, the “Stockholder Complaints”) are without merit and deny the allegations in each of those actions. However, in light of the costs, risks and uncertainties inherent in litigation, and to furnish further information to shareholders, Vocera is providing certain additional disclosures (“Supplemental Disclosures”) in this supplement to the Schedule 14D-9. Counsel for plaintiffs in each of the Stockholder Complaints have confirmed that the Supplemental Disclosures will moot their claims and that they will accordingly dismiss those actions with prejudice as to the named plaintiffs, and without prejudice as to other shareholders. The Supplemental Disclosures should not be regarded as an indication that Vocera, Stryker, or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material; rather, Vocera believes that the Schedule 14D-9 disclosed all necessary information and deny that any additional disclosures are or were required under any federal or state law.

Books and Records Demands

On February 2, 2022, Bernard Panone, a purported stockholder of Vocera, sent the Vocera Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of certain members of the Vocera Board and/or Vocera’s executive officers in connection with the Merger Agreement and the Transactions, (ii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iii) the value of such purported stockholder’s Shares.

On February 2, 2022, Robert Garfield, a purported stockholder of Vocera, sent the Vocera Board a books and records demand pursuant to Section 220 of the DGCL in connection with such purported stockholder’s investigation of, among other things, (i) the independence and disinterestedness of certain members of the Vocera Board and management in connection with the Merger Agreement and the Transactions, (ii) whether wrongdoing, mismanagement, and/or material non-disclosure has taken place, and (iii) the value of such purported stockholder’s Shares.

Vocera is reviewing the scope and appropriateness of the books and records requests and expects to respond to the purported stockholders in the time provided for in Section 220.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule 14D-9 is true, complete and correct.

Vocera Communications, Inc.

By:	/s/ Steven J. Anheier
Name: Steven J. Anheier
Title: Chief Financial Officer

Date: February 8, 2022

Item 9. Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)†	Offer to Purchase, dated January 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by Stryker and Voice Merger Sub Corp. on January 25, 2022 (“Schedule TO”)).

(a)(1)(B)†	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)†	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)†	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)†	Summary Advertisement, published January 25, 2022 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)†	Press Release issued by Stryker Corporation, dated January 6, 2022 (incorporated by reference to Exhibit 99.1 to the Tender Offer Statement on Schedule TO-C filed with the SEC by Stryker Corporation on January 7, 2022 (Accession No. 0001193125-22-003677)).

(a)(1)(G)†	Press Release of Stryker Corporation, announcing the launch of the Offer, dated January 25, 2022 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(1)(H)**	Employee letter posted by Vocera Communications, Inc. on January 25, 2022.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(A)**	Opinion of Evercore, dated January 5, 2022 (included as Annex A to the Schedule 14D-9).

(b)	None.

(c)	None.

(d)	None.

(e)(1)†	Agreement and Plan of Merger, dated January 6, 2022, by and among Stryker Corporation, Voice Merger Sub Corp. and Vocera Communications, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on January 6, 2022).

(e)(2)†	Non-Disclosure Agreement between Vocera Communications, Inc. and Stryker Corporation, dated December 12, 2021 (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	None.

(e)(4)†	2012 Equity Incentive Plan and forms of award agreements (incorporated by reference to Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications on June 6, 2018 and Exhibit 10.01 to the Current Report on Form 8-K filed with the SEC by Vocera Communications, Inc. on May 6, 2020).

(e)(5)†	2021 Equity Incentive Plan, and forms of award agreements (incorporated by reference to Exhibits 10.02, 10.03 and 10.04 to the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2021).

(e)(7)†	2020 Equity Inducement Plan (incorporated by reference to Exhibit 99.1 to the Registration Statement on Form S-8 filed with the SEC by Vocera Communications, Inc. on August 25, 2020).

(e)(8)†	Amended and Restated 2012 Employee Stock Purchase Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A filed with the SEC by Vocera Communications, Inc. on April 15, 2021).

(e)(9)†	Form of Change of Control Severance Agreement (incorporated by reference to Exhibit 10.07 to the Quarterly Report on Form 10-Q filed with the SEC by Vocera Communications, Inc. on August 4, 2021).

(e)(10)†	Vocera’s Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(11)†	Vocera’s Amended and Restated Bylaws (incorporated by reference to Exhibit 3.02 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 24, 2012).

(e)(12)†	Form of Indemnity Agreement entered into by and between Vocera and each of its executive officers and directors (incorporated by reference to Exhibit 10.01 to the Registration Statement on Form S-1 filed with the SEC by Vocera Communications, Inc. on August 1, 2011).

(e)(13)*	Form of Restrictive Covenant Agreement entered into by and among Stryker and each of Brent D. Lang, Paul T. Johnson, Douglas A. Carlen, and Steven J. Anheier on February 8, 2022.

(f)	None.

(g)	None.

(h)	None.

*	Filed herewith.
**	Previously filed on January 25, 2022 as an exhibit to the Schedule 14D-9.
†	Previously incorporated by reference as an exhibit to the Schedule 14D-9.